Exhibit 99.1

[LOGO] Tenaris Press Release

Tenaris Appoints Audit Committee and Principal Corporate Officers

Luxembourg,  January 31, 2003 - Tenaris S.A. (TS: NYSE, Buenos Aires, Mexico and
TEN: Italy), in the first meeting of its board of directors as a public company held in Milan on January 31, 2003, approved the appointment of the following authorities and corporate officers with immediate effect:

       Roberto Rocca as Chairman of the board of directors

       Paolo Rocca as President and Chief Executive Officer

       Carlos Condorelli as Chief Financial Officer, and

       Cecilia Bilesio as Corporate Secretary.

The board of directors also appointed, from among its members, Jaime Serra Puche, Amadeo Vazquez y Vazquez and Guillermo Vogel to be members of the Audit Committee in accordance with the Articles of Association.

Tenaris, a multinational organized in Luxembourg, is a leading manufacturer and supplier of steel pipe products and associated services to the oil and gas, energy and mechanical industries.

More information about Tenaris is available at www.tenaris.com. Information on or accessible through this website is not part of this press release.